Curtis, Mallet-Prevost, Colt & Mosle LLP

Attorneys and Counsellors at Law
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Internet www.cm-p.com
September 26, 2006
VIA EDGAR

Peggy Fisher, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	pSivida Limited
Amendment No. 3 to Registration Statement on Form F-3
Filed August 14, 2006
File No. 333-132776
Amendment No. 3 to Registration Statement on Form F-3
Filed August 14, 2006
File No. 333-132777
Amendment No. 2 to Registration Statement on Form F-3
Filed August 14, 2006
File No. 333-135428
Dear Ms. Fisher:
          On behalf of our client pSivida Limited (“pSivida” or the “Company”), we are herein responding to comments from the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter, dated August 22, 2006, regarding the Company’s Registration Statements on Form F-3 referenced above.
          Concurrently with the transmission of this letter via EDGAR, the Company has filed: (1) Amendment No. 3 to Registration Statement on Form F-3, originally filed March 28, 2006 (File No. 333-132776); (2) Amendment No. 3 to Registration Statement on Form F-3, originally filed on March 28, 2006 (File No. 333-132777); and (3) Amendment No. 2 to Registration Statement on Form F-3, originally filed on June 29, 2006 (File No. 333-135428) (collectively, the “Registration Statements”).
          Each of the Staff’s comments has been repeated in its entirety for ease of reference and is followed by our response thereto and, where applicable, the proposed revisions the Company intends to make to its registration statement.

CURTIS, MALLET-PREVOST, COLT & MOSLE LLP		Ms. Peggy Fisher, Esq.
Attorneys and Counsellors at Law	Page 2	September 26, 2006
Form F-3; file number 333-132777
Recent Developments, page 2
1.	We note that in July 2006, you revised the terms of the November 2005 private placement while this registration statement was pending. Please give us your analysis of why you believe the renegotiation of the terms while in registration is consistent with Section 5 of the Securities Act, and provide appropriate disclosure regarding any resulting liability. Also, please remove the warrants that you issued while this registration statement was pending.
               The Company believes that the revisions to the terms of the November 2005 private placement were accomplished in accordance with Section 5 of the Securities Act in a transaction that should not be integrated with the offering described in the pending registration statement consistent with the policy positions set forth in the Black Box Incorporated SEC No-Action Letter (publicly avail. June 16, 1990) (the “Black Box Letter”) and the clarification thereof in the Squadron, Ellenoff, Pleasant & Lehrer, Interpretive Letter (publicly avail. Feb. 28, 1992) (the “Squadron Letter”, and collectively with the Black Box Letter, the “SEC Letters”).
          Notwithstanding that position and due to the mounting registration delay penalties to which the Company is subject, the Company has included additional disclosure in its pending registration statements regarding potential resulting liability in the event of a contrary ruling or decision and has removed the ordinary shares represented by American Depositary Shares (“ADSs”) issuable on exercise of the additional warrants from the referenced registration statement.
          We set forth the Company’s position below:
Factual Background
          On November 16, 2005, the Company issued an unsecured subordinated convertible promissory note (the “Original Note”) in the principal amount of US$15 million and warrants with a term of six years exercisable to purchase up to 633,803 ADSs at US$7.20 (the “Original Warrants”) (the exercise price under the warrants is currently US$7.17 per ADS) to a single qualified institutional buyer in a private placement exempt from registration pursuant to Regulation D under the Securities Act.
          Concurrently with that issuance, the Company entered into a registration rights agreement pursuant to which the Company agreed to file a registration statement covering the resale of the ordinary shares represented by ADSs issuable pursuant to the Original Note and Original Warrants.
          Subsequent to the issuance of the Original Note, the Company completed its acquisition of Control Delivery Systems, Inc. (now named pSivida Inc.) on December 30, 2005 and filed its Annual Report on Form 20-F for the fiscal year ended June 30, 2005 on January 18, 2006. On March 28, 2006, pursuant to the provisions of its registration rights agreement, the Company filed its initial registration statement relating to the ordinary shares represented by ADSs underlying the Original Note and the Original Warrants (the “Resale

CURTIS, MALLET-PREVOST, COLT & MOSLE LLP		Ms. Peggy Fisher, Esq.
Attorneys and Counsellors at Law	Page 3	September 26, 2006
Registration Statement”) along with a registration statement related to an earlier transaction. On April 20, 2006, the Company received initial comments from the Staff. The Company then experienced significant delays as a result of complex accounting issues associated with the CDS acquisition and the Original Note, the change-over in Australia from Australian Generally Accepted Accounting Principles, or A-GAAP, to Australian International Financial Reporting Standards, or A-IFRS and the reconciliation of the Company’s financial statements prepared under the new accounting scheme to U.S. Generally Accepted Accounting Principles, or U.S. GAAP. As a result, it wasn’t until June 29, 2006 that the Company filed amended registration statements and its registration statement related to ADSs issued in connection with the CDS acquisition. On July 13, 2006, the Company received additional comments from the Staff. As a result, the Company entered into negotiations with the holder of the Original Note, the results of which are outlined in the following paragraph, to prevent an event of default which would give the holder the right to immediately redeem the entire principal amount of the Original Note. The holder of the Original Note agreed to extend the registration deadline pending those negotiations, so no default actually occurred. On August 14, 2006, the Company filed amendments to all three registration statements, and on August 22, 2003, the Company received the Staff’s latest comments.
          On July 28, 2006, the Company entered into a transaction (the “Restructuring”) by signing an agreement with the single institutional holder of the Original Note, which the Company understands to be a QIB, pursuant to which it would issue to such holder in exchange for the Original Note a new secured subordinated convertible note (the “Amended Note”) and warrants to purchase 5,700,000 ADSs exercisable for five years with an exercise price of US$1.80 per ADS (the “Additional Warrants”). Also, in connection with the Restructuring, the holder required the Company to prepay US$2.5 million of the outstanding principal under the Original Note by means of a US$3.5 million payment.
The SEC Letters.
          The Black Box Letter describes a transaction pursuant to which Black Box Incorporated proposed to conduct a private placement of its convertible debentures subsequent to its filing of a registration statement on Form S-1 relating to an initial public offering of its common stock. The Staff in that letter and in the Squadron Letter took the position that it is permissible under Section 5 to conduct a private placement (i.e., the private placement would not be integrated with the public offering) as long as such placement was made only to Qualified Institutional Buyers (as defined in Rule 144A) (“QIBs”), and not more than 2 or 3 institutional investors and would otherwise qualify as a valid private placement if viewed separately. In the Squadron Letter, the Staff specifically allowed that the permissibility of the private placement did not depend on the different nature of the securities being offered between the public offering and the private placement.
          The Staff’s positions set forth in the SEC Letters should apply to the Restructuring and the offering described in the Resale Registration Statement. pSivida originally filed the Resale Registration Statement pursuant to the provisions of its registration rights agreement with respect to an offering of ordinary shares represented by ADSs by the holder of the Original Note and the Original Warrants. Then, as a result of its inability to complete the registration in a timely manner, the Company undertook the Restructuring in order to avoid an event of default under the Original Note. The Restructuring, consistent with the policies described in the SEC Letters, was with a single QIB and, viewed separately from the offering

CURTIS, MALLET-PREVOST, COLT & MOSLE LLP		Ms. Peggy Fisher, Esq.
Attorneys and Counsellors at Law	Page 4	September 26, 2006
described in the Resale Registration Statement, would constitute a valid private placement under Section 4(2) the Securities Act as a “transaction not involving a public offering.”1 Further, as specifically stated in the Squadron Letter, the applicability of the Staff’s positions should not be diminished by the fact that the Amended Note and Additional Warrants issued in the Restructuring are convertible into and exercisable for, respectively, the same class or securities as those offered pursuant to the Resale Registration Statement.
Integration Doctrine.
          The Restructuring should also not be integrated with the offering described in the Resale Registration Statement under the Staff’s five factor integration doctrine contained in the Note to Rule 502(a) under the Securities Act. Under that doctrine, the Staff has advised that the following factors should be considered in determining whether two offerings will be integrated: (1) whether they are a part of a single plan of financing; (2) whether the same class of securities is being offered; (3) whether the offerings are made at or about the same time; (4) whether the offerings are made for the same type of consideration; (5) whether the offerings are made for the same general purpose.
          (1) Single Plan of Financing. The offering described in the Resale Registration Statement is being made by the selling security holder. The Company will not receive any proceeds from such offering. The Restructuring was undertaken to achieve the business purposes of the Company, i.e., to avoid a default under the Original Note. Therefore, the two offerings cannot be considered part of a single plan of financing.
          (2) Same Class of Securities. The offering described in the Resale Registration Statement is of ordinary shares represented by ADSs. The Restructuring is an offering of a convertible note and warrant. While the Amended Note and the Additional Warrants are convertible into and exercisable for, respectively, ordinary shares represented by ADSs, the package of rights, covenants and other provisions of the Amended Note and Additional Warrants are substantially different from the simple equity interests represented by the ordinary shares represented by ADSs which any purchasers in the offering described in the Resale Registration Statement would receive.
          (3) Same Time. As noted above, the Restructuring and the offering described in the Resale Registration Statement are taking place simultaneously. However, the offer and

[1]	The Restructuring was conducted with a single investor with whom the Company had a prior relationship without any general solicitation. Even if the filing of the registration statement is presumptively considered a general solicitation, the SEC staff has acknowledged that this presumption can be overcome by demonstrating that the issuer had a substantive relationship with the offeree prior to the deemed general solicitation. See Use Of Electronic Media, SEC Release 33-7856 at n. 84 (May 2000). Further, the Company filed the registration statement pursuant to a contractual obligation entered into as a requirement of the November 2005 placement. That registration statement cannot logically have been used to solicit interest in a transaction that by definition could only take place between the Company and the holder, a QIB. Finally, in connection with the Restructuring the holder represented to the Company that, among other things, the securities that may be acquired upon conversion of the note or exercise of the warrants will be acquired for investment for the holder’s own account, not as a nominee or agent, and not with a view to the immediate resale or distribution thereof, and that it had no present intention of selling, granting any participation in, or otherwise distributing such securities. The holder also acknowledged that the securities are “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act and may be resold without registration under the Securities Act only in certain limited circumstances. Finally, the note and warrant issued in the Restructuring bear appropriate Securities Act legends.

CURTIS, MALLET-PREVOST, COLT & MOSLE LLP		Ms. Peggy Fisher, Esq.
Attorneys and Counsellors at Law	Page 5	September 26, 2006

sale in the Restructuring is a one time event consisting of an exchange of the Original Note for the Amended Note, the Additional Warrants and the related agreements. The offering described in the Resale Registration Statement, on the other hand, is a continuous offering pursuant to which offers and sales may take place from time to time over an extended period if the selling security holder desires to sell at all.
          (4) Same Type of Consideration. In the offering described in the Resale Registration Statement, the selling security holder may accept any form of consideration in exchange for the offered securities. However, one would expect that the majority of sales undertaken will be on the public markets for cash. By contrast the consideration received in the Restructuring consists solely of the Original Note, consideration which by definition could only be paid by one person, the holder of the Original Note.
          (5) Same General Purpose. The purpose of the Restructuring was to avoid an event of default under the Original Note. The purpose of the offering described in the Resale Registration Statement is for a separate entity to have the ability to divest itself of shares in the Company.
          Based on this analysis, the Company believes that the Restructuring should not be integrated with the offering described in the Resale Registration Statement.
          As described above, notwithstanding the Company’s position regarding the permissibility of the transactions described above, the Company has nonetheless, in response to the Staff’s comment, included additional disclosure in its pending registration statements regarding potential resulting liability in the event of a ruling that the Company violated Section 5 of the Securities Act and has removed the ordinary shares represented by ADSs issuable on exercise of the Additional Warrants from the referenced registration statement.
Form F-3; file numbers 333-132776, 333-132777 and 333-135428
Capitalization and Indebtedness, page 29
2.	Please refer to prior comment 1. Please disclose that the debt is net of a discount related to the embedded conversion feature and the freestanding warrants and the amount of the discount.
          In response to the Staff’s comment, the Company modified the Capitalization and Indebtedness table to disclose that the debt is net of a discount related to the embedded conversion feature and the freestanding warrants, as well as the amount of such discount.
Note 2. Purchase Price Allocation, page 33
3.	Please refer to prior comment 4. We note that under U.S. GAAP you valued the 9,016,230 non-vested ordinary shares based on the fair value of your shares for the period two days before and two days after October 3, 2005, the date the terms of the acquisition with CDS were announced. Please respond to the following comments:
•	Please tell us to whom you issued the nonvested shares. That is, please tell us whether you issued the shares to former shareholders in exchange for their shares

CURTIS, MALLET-PREVOST, COLT & MOSLE LLP		Ms. Peggy Fisher, Esq.
Attorneys and Counsellors at Law	Page 6	September 26, 2006

in CDS or if you issued the shares to CDS employees. Please tell us why you issued the shares and the terms that resulted in the shares being “non-vested.”
          The Company issued the 9,016,230 nonvested ordinary shares to CDS employees in exchange for the nonvested shares of CDS common stock outstanding on the date of the acquisition in accordance with retention agreements between CDS and its employees. Pursuant to these agreements, in order for these shares to vest, employee service subsequent to the consummation date of the acquisition date is required.
•	Please tell us why you valued the shares based upon the fair value of your shares for the period two days before and two days after October 3, 2005 and not based upon the grant date.
          Other than providing that the exchange of stock-based compensation awards in a business combination is a modification, SFAS 123R, Share-Based Payment does not provide specific guidance on accounting for awards exchanged in a business combination. In the absence of specific authoritative guidance, the Company applied the guidance in FIN 44, Accounting for Certain Transactions involving Stock Compensation — an interpretation of APB Opinion No. 25 and EITF Issue 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44 (“EITF Issue 00-23”) by analogy. In particular, Issue 13 of EITF Issue 00-23 indicates that the guidance in EITF Issue 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination should be applied to determine the date on which the fair value of stock awards issued by an acquirer in a purchase business combination to acquiree employees in exchange for their outstanding awards should be measured. On that basis, the Company valued the nonvested shares based on the fair value of its shares for the period two days before and two days after October 3, 2005, resulting in a total fair value of A$7,808,055.
•	Please tell us how you determined the allocation of the fair value of the shares between purchase price ($6,231,034) and future compensation expense ($1,577,021) under U.S. GAAP.
          Under U.S. GAAP, the Company determined that the amount allocated to future compensation expense of A$1,577,021 is the portion of the fair value at the consummation date related to the future service (vesting) period relating to awards for which the requisite service is expected to be rendered (i.e., those awards that are expected to vest), based on forfeiture estimates made using information available as of the consummation date. Such amount is calculated as the fair value of the replacement awards at the consummation date, for which the requisite service is expected to be rendered, multiplied by the fraction that is the remaining future service (vesting) period divided by the total service (vesting) period (the vesting period prior to the consummation date plus the remaining future period required to vest in the replacement award). The amount allocated to purchase price of A$6,231,034 is the residual after deducting the A$1,577,021 allocated to future compensation expense from the A$7,808,055 fair value of the nonvested shares.
•	We note that the allocation is approximately 80% to the purchase price and 20% to future compensation for U.S. GAAP. We also note that the allocation under A-IFRS on page F-16 is approximately 75% to purchase price and 25% to earned

CURTIS, MALLET-PREVOST, COLT & MOSLE LLP		Ms. Peggy Fisher, Esq.
Attorneys and Counsellors at Law	Page 7	September 26, 2006

compensation. Please tell us the significant reasons underlying the allocation differences under U.S. GAAP and A-IFRS and the accounting for each of the components under A-IFRS.
          Under A-IFRS, the Company valued the 9,016,230 nonvested ordinary shares based on the fair value of its shares on the consummation date, consistent with the guidance in AASB 3, Business Combinations. On that basis, the total fair value of the nonvested shares amounted to A$6,401,523 under A-IFRS, which differs from the U.S. GAAP fair value of A$7,808,055 discussed further above.
          A-IFRS does not provide specific guidance on determining the amount to allocate to future compensation expense. In order to align A-IFRS and U.S. GAAP, the Company applied the U.S. GAAP methodology discussed further above, resulting in no GAAP difference with respect to the determination of the future compensation expense.
          Consistent with the methodology applied under U.S. GAAP, the amount allocated to purchase price under A-IFRS is the residual after deducting the amount allocated to future compensation expense from the fair value of the nonvested shares. On that basis, the amount allocated to purchase price under A-IFRS is A$4,824,502, computed as the A-IFRS fair value of A$6,401,523 less the unearned compensation of A$1,577,021. The amount allocated to purchase price under A-IFRS differs from that under U.S. GAAP due to the U.S. GAAP difference in fair value of the nonvested shares.
          In summary, the allocation differences arose by aligning A-IFRS and U.S. GAAP where possible (with respect to the determination of future compensation expense) and by recognizing the GAAP differences to the extent that A-IFRS and U.S. GAAP cannot be aligned (with respect to the determination of the fair value of nonvested shares).
•	Please reconcile this disclosure and the disclosure on page F-16 with the disclosure on page F-29 that you granted 697,507 non-vested ADSs.
          The Company respectfully advises the Staff that the disclosure of 697,705 non-vested ADSs on page F-29 in the prior amendment to the Registration Statement was not correct. In response to the Staff’s comment, the Company modified the disclosure on page F-28 to 901,623 nonvested ADSs to be consistent with the disclosure correctly made on page F-16 to the unaudited interim financial statements.
Note 7. Issuance of Securities, page F-19 and Note 12(g) Convertible note, page F-36
4.	Please refer to prior comment 15 and respond to the following comments with respect to your November 2005 convertible notes:
•	Please tell us and disclose the method and period over which you are amortizing the discount on the November 2005 notes under A-IFRS.
          The Company respectfully refers the Staff to Note 1(j) to the unaudited interim financial statements, which discloses that under A-IFRS, the discount from the face value of the convertible debt is amortized over the life of the instrument through periodic charges to

CURTIS, MALLET-PREVOST, COLT & MOSLE LLP		Ms. Peggy Fisher, Esq.
Attorneys and Counsellors at Law	Page 8	September 26, 2006

income. In response to the Staff’s comment, the Company has modified the disclosure to include that the discount is amortized using the effective interest rate method over the expected life of the note.
•	If there is a material U.S. GAAP difference in the method or period, then please tell us and disclose the difference.
          The Company respectfully advises the Staff that the U.S. GAAP treatment for method and period over which the discount is amortized is consistent with that under A-IFRS. As indicated in the response directly above, the discount from the face value of the convertible debt is amortized using the effective interest rate method over the term of the note, or three years, through periodic charges to income.
          The Company supplementally advises the Staff that while it acknowledges that the expected life under A-IFRS may differ from the contractual term of the note under U.S. GAAP, the period is consistent for both. As further discussed in the sixth bullet point below, the earliest redemption date for a portion of the note was the 12 month anniversary followed by the 18 and 24 month anniversaries. Under both U.S. GAAP and A-IFRS, the calculation of the effective yield to be applied over the three year period includes the expected cash flows related to each redemption date, and therefore neither the method nor the period have been reflected as a U.S. GAAP difference.
•	We note that you immediately expensed the debt issuance costs because there is no justification for amortizing the amount since the term of the loan is beyond your control due to the conversion feature. See disclosure on page F-30. Please discuss that conclusion and tell us why the conclusion under A-IFRS is different with respect to the amortization of the debt discount related to the embedded conversion feature and the freestanding warrants. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.
          Upon further consideration of AASB 139, paragraphs 9 and AG6, the Company concluded that in applying the effective interest method, all contractual terms of the financial instrument, including transactions costs, should be considered. Accordingly, the accounting treatment for the debt issuance costs was modified so that the costs are amortized to each of the earliest redemption dates over the expected life of the note. The Company modified the unaudited interim financial statements to reflect the restatement. Refer to Note 11 to the unaudited interim financial statements for a further description of the restatement.

CURTIS, MALLET-PREVOST, COLT & MOSLE LLP		Ms. Peggy Fisher, Esq.
Attorneys and Counsellors at Law	Page 9	September 26, 2006

•	Please refer to your discussion of the convertible note on page F-36. Under U.S. GAAP, since you have an embedded conversion feature that must be bifurcated and reflected at fair value and because the warrant is reflected as equity and not as a liability, you would first allocate a portion of the proceeds of the convertible debt equal to the fair value of the embedded derivative. Next, you would allocate the remaining proceeds of the debt under APB 14 using the relative fair value method. Please refer to DIG Issue B6. If this results in a material difference, you should discuss and quantify the impact in your U.S. GAAP reconciliation and notes thereto.
          The Company notes the Staff’s comment and respectfully advises the Staff that it first allocated the proceeds to the convertible debt and the detachable warrants using the relative fair value method, and then allocated a portion of the convertible debt proceeds to the fair value of the embedded conversion option. The Company believes this allocation methodology is appropriate by analogy to the guidance in EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, paragraph 5, which states;
“The Task Force reached a consensus that the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option. As a result of this consensus, an issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.”
          The Company modified the disclosure in Note 12(g) to the unaudited interim financial statements to clarify the U.S. GAAP methodology for allocating the proceeds of the convertible debt to the liability and equity components. As disclosed in Note 12(g), the resulting difference in the A-IFRS residual value method and the U.S. GAAP relative fair value method is de minimis and therefore is not included in the U.S. GAAP reconciliation.
•	Please clearly segregate in your disclosure those terms that were effective as of December 31, 2005 and the new terms as a result of the July 28, 2006 amendment. For example, the current disclosure implies that both sets of warrants were issued as of December 31, 2005.
          In response to the Staff’s comment, the Company modified the disclosure in Note 7 to the unaudited interim financial statements to provide clarity as the terms effective as of December 31, 2005 and the new terms as of the result of the July 28, 2006 amendment.

CURTIS, MALLET-PREVOST, COLT & MOSLE LLP		Ms. Peggy Fisher, Esq.
Attorneys and Counsellors at Law	Page 10	September 26, 2006
•	Please tell as why you are recording the convertible note as current for purposes of your U.S. GAAP presentation. Please also discuss the basis for your accounting for the immediate expensing of the discount on the notes under U.S. GAAP. We note that you have not reflected these two items as U.S. GAAP differences.
          The Company respectfully refers the Staff to Note 7 to the unaudited interim financial statements, which discloses that the holder of the note could require payment in equal amounts of US$5.0 million on the 12, 18, and 24 month anniversaries of its issuance. Upon further consideration of this term, the Company determined that as of the balance sheet date, the holder of the note had not waived the right to demand such repayment, nor was there the ability to prevent repayment, and therefore a portion of the note could be due on demand within one-year of the balance sheet date. In accordance with SFAS 6, Classification of Short-Term Obligations Expected to Be Refinanced — an amendment of ARB No. 43, Chapter 3A, the repayment due on the 12 month anniversary of the note meets the definition of a short-term obligation, and therefore should be classified as a current liability, while the remainder of the note was recorded as a non-current liability. Accordingly, the Company modified the U.S. GAAP interim unaudited financial statements to record the US$5 million portion as current, and the remaining portion as non-current.
          The same terms were further considered under A-IFRS, specifically AASB 101, “Presentation of Financial Statements”, paragraph 60 (d). Upon such consideration, the Company concluded that the US$5 million repayment be recorded as a current liability, with the remaining balance recorded as a non-current liability. The Company modified the A-IFRS interim unaudited financial statements accordingly. The classification under U.S. GAAP is consistent with the treatment under A-IFRS and therefore has not been reflected as a U.S. GAAP difference.
          The Company respectfully advises the Staff that the discount on the note was not originally expensed immediately under U.S. GAAP, but rather was amortized using the effective interest method over the term of the note. This accounting treatment was in accordance with EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, Issue 6, paragraph 19, which requires that the discounts related to convertible instruments with stated redemption dates be amortized from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. The Company’s calculation of the effective yield to be applied over the term of the note included the expected cash flows for each of the redemption dates.
          However, the Company supplementally advises the Staff that upon further consideration of FASB Concepts Statement 6, Elements of Financial Statements, the Company concluded that the debt discount and debt issuance costs should be accounted for in a similar manner. Accordingly, Company modified the interim unaudited financial statements to amortize for the debt issuance costs using the effective interest rate over the term of the note. The Company modified Notes 12 and 14 to the unaudited interim financial statements to reflect the restatement.
          As discussed in the third bullet point directly above, in accordance with paragraphs 9 and AG6 of AASB 139, the Company modified the unaudited interim financial statements to reflect the amortization of the discount to each of the earliest redemption dates, over the expected life of the note. As such, the accounting treatment under U.S. GAAP is consistent

CURTIS, MALLET-PREVOST, COLT & MOSLE LLP		Ms. Peggy Fisher, Esq.
Attorneys and Counsellors at Law	Page 11	September 26, 2006
with the treatment under A-IFRS and therefore has not been reflected as a U.S. GAAP difference.
•	Please disclose in the notes, similar to your response why you believe that you have sufficient authorized and unissued shares.
          In response the Staff’s comment, the Company modified the disclosure in Note 7 to the unaudited interim financial statements to describe why the Company believes it has sufficient authorized and unissued shares.
•	Please disclose the gross amount of the notes and the unamortized discount that reconciles to the net amount presented.
          In response to the Staff’s comment, the Company has modified the disclosure in Note 7 to include that the gross amount of the notes and the unamortized discount that reconciles to the net amounts presented.
•	Please clarify, if true, that you settled $2.5 million of the note by paying $3.5 million in cash.
          The Company respectfully advises the Staff that in accordance with the terms of its agreement with the holder of the note, the Company prepaid $2.5 million of existing debt prior to the end of the term of the Note by means of a $3.5 million payment, thereby representing the prepayment of penalties amounting to $1.0 million.
          In response the Staff’s comment, the Company modified the disclosure in Note 7 to the unaudited interim financial statements to clarify the terms of this payment.
Note 12. Reconciliation to US GAAP, page F-31
5.	Please refer to prior comment 15. Please tell us why you did not discuss and quantify the impact of the reclassification of your restricted cash on your balance sheet and statements of cash flows under U.S. GAAP.
          The Company respectfully advises the Staff that it has not presented a statement of cash flows under U.S. GAAP in the unaudited interim financial statements as there is no requirement to do so under the SEC’s rules regarding the first-time application of IFRS and the instructions to Form 20-F.
          In response to the Staff’s comment, the Company modified Note 12 to the unaudited interim financial statements to include restatement language for restricted cash.
          The Company supplementally advises the Staff that, under A-IFRS, there is no requirement to separately disclose account balances that are restricted as to withdrawal or usage, and therefore such funds are properly classified as cash and cash equivalents in the A-IFRS balance sheet and cash flow statement.

CURTIS, MALLET-PREVOST, COLT & MOSLE LLP		Ms. Peggy Fisher, Esq.
Attorneys and Counsellors at Law	Page 12	September 26, 2006
Part II, Information Not Required in Prospectus, page II-1
6.	Please refer to prior comment 17. As previously requested, please provide the following confirmations from both the company and your current auditors:
•	No actual indemnification has been provided or sought;

•	You acknowledge that such indemnifications are deemed to be unenforceable under US securities laws; and

•	You undertake not to provide or seek indemnification in the future.
Please also revise this section to disclose similar information.

Similarly, please address the prior three bullet points in comment 17 with respect to (1) your ability to advance funds to your auditor to cover legal costs and (2) your ability to purchase and maintain insurance on their behalf.
          The Company hereby:
(a)	confirms that no actual indemnification has been provided or sought;

(b)	acknowledges that such indemnifications are deemed to be unenforceable under U.S. securities laws; and

(c)	undertakes not to provide or seek indemnification in the future. Attached is a letter from Deloitte Touche Tohmatsu, the Company’s current auditors, to the same effect.
          The Company has also revised the specified section of the Registration Statements to disclose similar information.
          The Company also hereby:
(a)	confirms that it has not and has no obligation or arrangement to:
(i)	advance funds to its auditors to cover legal costs; or

(ii)	purchase or maintain insurance on behalf of its auditors;
(b)	acknowledges that such obligations or arrangements are deemed to be unenforceable under U.S. securities laws; and

(c)	undertakes not to provide or seek any such obligation or arrangement in the future.
          The Company has also revised the specified section of the Registration Statements to disclose similar information.
          The attached letter from Deloitte Touche Tohmatsu, the Company's auditor provides similar confirmations, acknowledgements and undertakings as these set forth above.

CURTIS, MALLET-PREVOST, COLT & MOSLE LLP		Ms. Peggy Fisher, Esq.
Attorneys and Counsellors at Law	Page 13	September 26, 2006
          Should you have any questions or comments pertaining to the response above, please contact the undersigned at (212) 696-8880 or Lawrence Goodman at (212) 696-6099.
          Thank you for your attention and efforts in this matter.
Sincerely,

/s/ Peter F. Stewart

Enclosures
cc:	Mr. Michael Soja (pSivida Limited)
Mr. Aaron Finlay (pSivida Limited)
Lori Freedman, Esq. (pSivida Limited)
Mr. Peter Rupp (Deloitte Touche Tohmatsu)
Lawrence Goodman, Esq.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au
The Board of Directors
pSivida Limited
Level 12 BGC Centre
28 The Esplanade
PERTH WA 6000
5 September 2006
Our Ref: PMR/1016869/F3
Dear Sirs
We refer to the letter addressed to pSivida Limited (the ‘Company’) from the United States Securities and Exchange Commission (‘SEC’) dated 22 August 2006. In that letter the SEC has sought clarity regarding the position of the company in respect of the provision of an indemnity to its auditor for costs incurred in successful defence of claims.
We hereby:
•	confirm that no actual indemnification has been sought from the Company;

•	acknowledge that such indemnifications are deemed to be unenforceable under U.S. securities laws; and

•	undertake not to seek indemnification in the future.
Yours faithfully

DELOITTE TOUCHE TOHMATSU

Liability limited by a scheme approved under Professional Standards Legislation.